Exhibit 99.98

TSX: GVX
NEWS RELEASE	OTCBB: GVGDF
For Immediate Release

Grandview Gold Inc. Announces the Appointment of Mr. Carmello Marrelli as CFO
and the extension of the expiry date of certain outstanding common share purchase warrants

December 8, 2011 - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to report the appointment of Mr. Carmello Marrelli, B.Com, CA, CGA, to the position of Chief Financial Officer of Grandview Gold Inc.

“We are very pleased to formalize our relationship with Carmello and welcome him to our management team,” says Grandview President and CEO Paul Sarjeant. “Carmello has been providing accounting and bookkeeping services to the Company for some time now, so he brings with him considerable Grandview experience and knowledge.”

The Company wishes to thank outgoing CFO, Mr. Ernest M. Cleave for his years of excellent and committed service to Grandview. Mr. Cleave is also the Vice President and CFO of Cline Mining Corporation, an in-production coal mining company that requires his full-time commitment.

Mr. Carmello Marrelli holds a Bachelor of Commerce degree from the University of Toronto and is a qualified Chartered Accountant and Certified General Accountant. Mr. Marrelli is currently President of Marrelli Support Services, a bookkeeping firm based in Toronto, Ontario.

Extension of Warrants
Grandview is also pleased to announce that it has extended the term of the 26,666,665 warrants issued by the Company on December 3, 2009 (the “Warrants”). The Warrants, which were scheduled to expire on December 3, 2011, will now expire on December 3, 2012. As a number of the Warrants are held by insiders of the Company, final approval of the Toronto Stock Exchange for the extension of the Warrants was contingent upon receipt by the Company of the approval of “disinterested” shareholders. The Company received such “disinterested” shareholder approval at its annual and special meeting which was held on November 28, 2011.

The Warrants were issued as part of a private placement of the Company's that was completed on December 3, 2009. For further information on the original issuance of the Warrants, please refer to the press release of the Company dated December 8, 2009 filed on SEDAR.

Warrantholders are advised that replacement Warrant certificates will not be issued and that the original Warrant certificates must be presented to the Company, as warrant agent, in order to effect the exercise or transfer of such Warrants.

About Grandview Gold Inc.
Grandview is a gold exploration company focused on creating value for shareholders by balancing sustainable small-scale mine development and gold production, with traditional major gold camp exploration. Details of Grandview’s projects are available on the Company’s website.

For further information, please contact Paul Sarjeant at 416.486.3444 or visit www.grandviewgold.com.

This document may contain forward looking statements, relating to the Company’s operations or the environment in which it operates, which are based on Grandview Gold Inc’s operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc’s control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.